Exhibit 99(a)(1)(xx)

KPN Extends Best and Final Offer of $3.00 per share for iBasis

88.8% of Shares Tendered, Including Guaranteed Deliveries

KPN Gratified by Shareholder Support

December 9, 2009 – The Hague, The Netherlands - KPN B.V. (“KPN”) today announced that it has extended its cash tender offer to acquire all the outstanding shares of common stock of iBasis, Inc. (NASDAQ: IBAS) (“iBasis”) not otherwise held by KPN.  The depositary for the tender offer has informed KPN that, as of midnight on Tuesday, December 8, 2009, approximately 23,112,954 shares have been tendered in and not withdrawn from the tender offer (including 1,158,522 shares tendered pursuant to a notice of guaranteed delivery).  Together with the 40,121,074 shares already owned by KPN, this represents approximately 88.8% of the shares outstanding immediately prior to the expiration of the offer.  It also represents approximately 72.0% of the shares outstanding immediately prior to the expiration of the offer, excluding shares owned by KPN, its affiliates and the directors and officers of KPN, its affiliates and iBasis.  The tender offer will now expire at midnight, New York City time, on Friday, December 18, 2009, unless further extended.  All other terms and conditions of the tender offer, including the best and final offer price of $3.00 per share, remain unchanged.

KPN has extended the expiration date of the tender offer in order to allow all of iBasis’s investors additional time to participate in the offer, including investors who are required to provide instructions to tender through their bank, broker or other nominee.  KPN is gratified by the support that it has received to date from iBasis shareholders and KPN remains fully committed to completing this transaction successfully.

About KPN’s Tender Offer

On July 28, 2009, KPN commenced a cash tender offer for all of the outstanding shares of common stock of iBasis not already owned by KPN, subject to the terms and conditions set forth in the Offer to Purchase dated as of July 28, 2009, as amended and supplemented (the “Offer to Purchase”).  The best and final purchase price to be paid upon the successful closing of the cash tender offer is $3.00 per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase. KPN currently owns a stake of approximately 56% in iBasis. The offer was previously extended to December 8, 2009, and is now scheduled to expire at midnight, New York City time, on Friday, December 18, 2009, unless further extended in the manner set forth in the Offer to Purchase.

Contacts:
For KPN

FD
Kal Goldberg/Mark McCall
212-850-5600
kal.goldberg@fd.com/mark.mccall@fd.com
KPN Media Relations +31704466300, KPN Investor Relations +31704660986

For Investors

Okapi Partners LLC,
Bruce Goldfarb/Pat McHugh/Steve Balet
1-877-869-0171/ 212-297-0720

IMPORTANT INFORMATION
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell iBasis stock.  The tender offer is being made pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by KPN with the SEC on July 28, 2009, as amended and supplemented (the “Schedule TO”).  Shareholders of iBasis are advised to carefully read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, as each may be amended and supplemented, because they contain important information that iBasis shareholders should consider before any decision is made with respect to the offer. Shareholders of iBasis can obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at 1-877-869-0171.